Exhibit 99.1

FirstService Reports Very Strong First Quarter Results

22% Revenue Increase and Significant Margin Expansion Drive Strong Profitability

Operating highlights:

	Three months
	ended March 31
	2017	2016

Revenues (millions)	$376.0	$307.6
Adjusted EBITDA (millions) (note 1)	20.7	12.7
Adjusted EPS (note 2)	0.17	0.08

GAAP Operating Earnings	9.5	4.3
GAAP EPS	0.13	(0.05)

TORONTO, April 26, 2017 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported very strong results for its first quarter ended March 31, 2017. All amounts are in US dollars.

Revenues for the first quarter were $376.0 million, up 22% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 63% to $20.7 million, and Adjusted EPS (note 2) was $0.17, compared to $0.08 in the prior year quarter. GAAP Operating Earnings were $9.5 million, relative to $4.3 million in the prior year period. GAAP diluted earnings per share was $0.13 per share in the quarter, versus a loss of $0.05 in the same quarter a year ago.

“We reported strong results for the first three months of the year, which is a seasonally light quarter for us in terms of revenues and cash flow,” said Scott Patterson, Chief Executive Officer of FirstService. “Strong organic and acquisition growth at FirstService Brands, together with continued operating margin improvement at FirstService Residential, drove significant increases in profitability during the quarter and establishes the foundation to meet our goals for the balance of 2017.”

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.5 billion in annual revenues and has approximately 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV.”  More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $265.9 million for the first quarter, up 6% versus the prior year quarter. Organic growth for the quarter was 5%, with performance particularly strong in our New York and California markets. Adjusted EBITDA for the quarter was $14.4 million, up from $11.7 million in the prior year period. GAAP Operating earnings were $9.1 million, up 44% versus the prior year period. First quarter profitability was driven by continued margin expansion from ongoing operating efficiencies.

FirstService Brands revenues for the first quarter totalled $110.1 million, up 91% relative to the prior year period. The revenue increase was comprised of 10% organic growth, with the balance coming from recent acquisitions, including the larger Century Fire transaction and several additions to our company-owned platform. Organic growth was strong at Paul Davis Restoration, as well as California Closets, Pillar to Post and Floor Coverings International which continue to benefit from a strong U.S. home improvement market. Adjusted EBITDA was $8.9 million, a significant increase over the $3.2 million in the prior year quarter. GAAP Operating Earnings were $4.5 million, versus $1.4 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA were $2.6 million in the first quarter, relative to $2.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.1 million, relative to $3.5 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, April 26, 2017 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2017. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2017	2016

Net earnings (loss)	$8,620	$1,517
Income tax	(1,302)	850
Other (income) expense	(95)	(75)
Interest expense, net	2,325	1,969
Operating earnings	9,548	4,261
Depreciation and amortization	9,495	7,414
Acquisition-related items	246	71
Stock-based compensation expense	1,415	970
Adjusted EBITDA	$20,704	$12,716

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2017	2016

Net earnings	$8,620	$1,517
Non-controlling interest share of earnings	(1,829)	(808)
Acquisition-related items	246	71
Amortization of intangible assets	3,186	2,392
Stock-based compensation expense	1,415	970
Stock-based compensation tax adjustment for US GAAP change	(3,743)	-
Income tax on adjustments	(1,770)	(1,296)
Non-controlling interest on adjustments	(71)	(33)
Adjusted net earnings	$6,054	$2,813

	Three months ended
(in US dollars)	March 31
	2017	2016

Diluted net earnings (loss) per share	$0.13	$(0.05)
Non-controlling interest redemption increment	0.06	0.07
Acquisition-related items	0.01	-
Amortization of intangible assets, net of tax	0.05	0.04
Stock-based compensation expense, net of tax	0.02	0.02
Stock-based compensation tax adjustment for US GAAP change	(0.10)	-
Adjusted EPS	$0.17	$0.08

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2017	2016

Revenues	$375,969	$307,586

Cost of revenues	272,412	222,506
Selling, general and administrative expenses	84,268	73,334
Depreciation	6,309	5,022
Amortization of intangible assets	3,186	2,392
Acquisition-related items (1)	246	71
Operating earnings	9,548	4,261
Interest expense, net	2,325	1,969
Other (income) expense	(95)	(75)
Earnings before income tax	7,318	2,367
Income tax	(1,302)	850
Net earnings	8,620	1,517
Non-controlling interest share of earnings	1,829	808
Non-controlling interest redemption increment	2,147	2,366
Net earnings (loss) attributable to Company	4,644	(1,657)

Net earnings (loss) per share
Basic	$0.13	$(0.05)
Diluted	0.13	(0.05)

Adjusted EPS (2)	$0.17	$0.08

Weighted average common shares (thousands)
Basic	35,880	35,991
Diluted	36,561	36,368

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2017	December 31, 2016

Assets
Cash and cash equivalents	$45,675	$43,384
Restricted cash	14,587	13,450
Accounts receivable	159,985	164,074
Prepaid and other current assets	69,996	58,146
Deferred income tax	-	24,738
Current assets	290,243	303,792
Other non-current assets	5,171	5,115
Fixed assets	77,107	73,083
Deferred income tax	477	1,693
Goodwill and intangible assets	400,747	387,281
Total assets	$773,745	$770,964

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$136,246	$142,966
Other current liabilities	38,365	38,813
Long-term debt - current	1,312	1,043
Current liabilities	175,923	182,822
Long-term debt - non-current	283,950	249,866
Other liabilities	27,226	23,729
Deferred income tax	7,551	31,167
Non-controlling interests	100,692	102,352
Shareholders' equity	178,403	181,028
Total liabilities and equity	$773,745	$770,964

Supplemental balance sheet information
Total debt	$285,262	$250,909
Total debt, net of cash	239,587	207,525

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$8,620	$1,517
Items not affecting cash:
Depreciation and amortization	9,494	7,414
Deferred income tax	(3,817)	(536)
Other	1,670	(94)
	15,967	8,301

Changes in non cash working capital
Accounts receivable	4,090	(3,389)
Payables and accruals	(16,778)	(3,427)
Other	4,325	353
Net cash provided by operating activities	7,604	1,838

Investing activities
Acquisition of businesses, net of cash acquired	(10,363)	(5,038)
Purchases of fixed assets	(9,968)	(6,900)
Other investing activities	(4,318)	(4,581)
Net cash used in investing activities	(24,649)	(16,519)

Financing activities
Increase in long-term debt, net	34,353	10,076
Sale (purchases) of non-controlling interests, net	(3,780)	246
Dividends paid to common shareholders	(3,943)	(3,461)
Other financing activities	(7,317)	(789)
Net cash provided by financing activities	19,313	6,072

Effect of exchange rate changes on cash	23	124

Increase (decrease) in cash and cash equivalents	2,291	(8,485)

Cash and cash equivalents, beginning of period	43,384	45,560

Cash and cash equivalents, end of period	$45,675	$37,075

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2017
Revenues	$265,853	$110,116	$-	$375,969
Adjusted EBITDA	14,433	8,876	(2,605)	20,704

Operating earnings	9,127	4,474	(4,053)	9,548

2016
Revenues	$249,806	$57,780	$-	$307,586
Adjusted EBITDA	11,738	3,195	(2,217)	12,716

Operating earnings	6,357	1,391	(3,487)	4,261

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500